Cheston J. Larson	12636 High Bluff Drive, Suite 400
Direct Dial: 858.523.5435	San Diego, California 92130-2071
cheston.larson@lw.com	Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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Jim B. Rosenberg	Milan	Washington, D.C.
Senior Assistant Chief Accountant	Moscow
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Santarus, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Schedule 14A filed April 24, 2009 File Number: 0-50651
Dear Mr. Rosenberg:
On behalf of our client, Santarus, Inc. (the “Company”), we hereby submit the Company’s response to the Staff’s comment letter dated October 20, 2009. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.
The Company acknowledges the following in regards to its filings:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2008
Notes to Financial Statements
4. License Agreements
Glaxo Group Limited, page F-19
1.	Please refer to your response to prior comment two regarding the reason you are recognizing $2.5 million of the $11.5 million upfront fee as royalties when the royalties are earned. You relied upon ASC 605-25-30-5 (formerly paragraph 14 of EITF 00-21) in determining this accounting. If the contingent deliverables (i.e. royalties) are not performance obligations by you, please tell us why you believe that recognizing revenue

October 30, 2009

after completion of the 18 month product supply obligation (i.e. once all performance obligations have occurred) is appropriate.
     Santarus response:
     The Company respectfully acknowledges the Staff’s comment. The Company is entitled to receive tiered royalties, subject to reduction in certain circumstances, on net sales of any products sold by Glaxo Group Limited, an affiliate of GlaxoSmithKline plc (“GSK”) under its license and distribution agreements (the “agreements”). The intent and economic substance of the arrangement between the parties was that in order to satisfy certain cash flow goals of the parties, GSK agreed to prepay the first $2.5 million of royalty obligations upon the execution of the agreements. On a quarterly basis, GSK submits a report to the Company detailing GSK’s net product sales under the agreements, royalties earned by the Company based on these sales and the balance remaining related to the original $2.5 million prepayment.
     The Company’s accounting policy is to record royalty revenue from a licensee when the royalties are earned and reported to the Company by the licensee. For arrangements where royalties are reasonably estimable, the Company recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between estimated and actual royalties in the following period. In accordance with its accounting policy, the Company recorded the initial $2.5 million prepayment received from GSK as deferred revenue. The Company records royalty revenue when royalties are earned under the agreements and records a corresponding deduction in deferred revenue. Royalties earned are based upon GSK’s sales of products under the agreements which commenced in the first quarter of 2008. Once the accumulated amount of royalties earned reaches $2.5 million, the Company will receive cash payments from GSK for any royalties earned in excess of the initial $2.5 million. The Company believes that the deferral of the initial $2.5 million of prepaid royalty obligations, and the recognition of royalty revenue as GSK recognizes sales of product under the agreements and royalties are earned by the Company, reflect the economic substance of the arrangement between the parties and the earnings process.
Schedule 14A filed April 29, 2009
Compensation Discussion and Analysis
Annual Cash Bonuses, page 19
2.	We note your response to our prior comment three and your statement that you will disclose the provided performance goals in your next proxy statement unless “disclosure of specific goals would result in competitive harm such that the Company may omit this information under Instruction 4 to Item 402(b) of Regulation S-K...” We advise you that we are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company. To avoid the disclosure of the sensitive information in the analysis when our comment letters are released publicly, you may submit a confidential treatment request pursuant to Rule 83. To the extent you believe that disclosure in your September 22, 2009 response letter would cause competitive harm, please provide a detailed analysis to that effect. Otherwise, please

October 30, 2009

confirm that you will disclose each of the listed performance goals, including quantifications, in your next proxy statement.
     Santarus response:
     The Company respectfully acknowledges the Staff’s comment, and confirms that disclosure of the specific performance goals discussed in our September 22, 2009 letter is not expected to result in competitive harm. The Company will revise the disclosure in its next proxy statement to include the referenced performance goals, including quantifications.
Long-Term Incentives, page 20
3.	We note your response to our prior comment four and advise you that we will not be in a position to evaluate your argument against disclosure of the second performance target until we have information regarding the target itself. Please provide us with a detailed analysis identifying the second performance target and demonstrating how the disclosure of this specific information could be harmful to your company. To avoid the disclosure of the sensitive information when our comment letters are released publicly, you may submit a confidential treatment request pursuant to Rule 83.
     Santarus response:
     The Company respectfully acknowledges the Staff’s comment. The Company submits that it will revise the disclosure in its next proxy statement to include the referenced performance targets to the extent such performance targets have been attained and vesting has occurred during the 2009 fiscal year, as further described below.
     As discussed with Laura Crotty of the Staff by telephone on October 26, 2009, the stock options that were granted to the Company’s executive officers during the 2008 fiscal year were structured to vest and become exercisable only upon attainment of two performance targets relating to the Company’s achievement of specified financial results prior to May 31, 2011. Fifty percent of the options vest and become exercisable upon attainment of each of the performance targets, which relate to attaining a specified level of net income over a two quarter period and attaining another financial target.
     In August 2009, the net income performance target (achievement of net income in two consecutive quarters totaling at least $2 million) was attained and fifty percent of the options became vested and exercisable. The remaining options will become vested and exercisable only if the remaining financial performance target is attained prior to May 31, 2011. The Company disclosed the attainment of the net income performance target and related vesting of the first fifty percent of the options in Form 4 filings which were filed in August 2009 and the Company intends to include similar disclosure, including a description of the net income goal that has been attained, in its next proxy. As discussed with Ms. Crotty, the Company does not believe that disclosure of the remaining financial target prior to its attainment and the related vesting of the options is required under Item 402 of Regulation S-K (“Item 402”) because such target is forward looking and does not affect the compensation earned by executive officers of the Company during fiscal years prior to which the performance target is attained and the options become vested and exercisable. The remaining performance target was not attained during the 2008 fiscal year and the Company currently does not anticipate that the remaining financial performance target will be attained during the 2009 fiscal year. As a result, the remaining performance vesting options

October 30, 2009

will not become vested or exercisable during the 2009 fiscal year. In accordance with Item 402, upon the attainment of the remaining financial performance target the Company hereby confirms that it will provide complete disclosure of the remaining financial performance target when reporting compensation for the year in which it is attained and the related vesting of the remaining options occurs, provided that such attainment is achieved prior to May 31, 2011.
     We appreciate the time that you have taken to review the Company’s public filings. Please contact me at (858) 523-5435 if you have any questions.
Sincerely,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

cc:	Debra P. Crawford, Santarus, Inc.
Carey J. Fox, Santarus, Inc.
Daniel Kleeberg, Ernst & Young LLP